April 5, 2021
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
Attention:	Division of Corporation Finance, Office of Technology

VIA EDGAR

Re:	Perion Network Ltd. Registration Statement on Form F-3 Filed on March 25, 2021 File No. 333-254706

Dear Madam or Sir:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Perion Network Ltd. (the “Company”) respectfully requests that the effectiveness of the registration statement on Form F-3 (File No. 333-254706) of the Company (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 04:00 p.m., Eastern Time, on April 7, 2021 or as soon thereafter as may be practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by email to its counsel, Meitar | Law Offices, Dr. Shachar Hadar, Adv. at shacharh@meitar.com and Elad Ziv, Adv. at eladz@meitar.com.

Sincerely,

/s/ Maoz Sigron
Maoz Sigron
Chief Financial Officer
Perion Network Ltd.